FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

               For the Period 1 October 2003 to 30 December 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)



         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes..........No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                              GRANITE MORTGAGES 03-1 PLC


                                              By:   /s/ Clive Rakestrow
                                                 -------------------------
                                              Name:  L.D.C. Securitisation
                                              Director No. 1 Limited by its
                                              authorized person Clive Rakestrow
                                              for and on its behalf
                                              Title:  Director

Date: 29 January 2004

                                              GRANITE FINANCE FUNDING
                                              LIMITED


                                              By:  /s/ Nigel Charles Bradley
                                                 ------------------------------
                                              Name:   Nigel Charles Bradley
                                              Title:  Director

Date: 29 January 2004

                                              GRANITE FINANCE TRUSTEES
                                              LIMITED


                                              By:   /s/ Richard Gough
                                                 ------------------------------
                                              Name:   Richard Gough
                                              Title:  Director

Date: 29 January 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Quarterly Report re: Granite Mortgages 03-1 Plc, Granite Finance
Trustees Limited and Granite Finance Funding Limited
Period 1 October 2003 - 31 December 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

----------------------------------------------------------------------
Number of Mortgage Loans in Pool                   177,469

Current Balance                            (GBP)13,059,474,279

Last Months Closing Trust Assets           (GBP)13,694,898,654

Funding share                              (GBP)12,733,905,268

Funding Share Percentage                           97.51%

Seller Share*                              (GBP)325,569,011

Seller Share Percentage                             2.49%

Minimum Seller Share (Amount)*             (GBP)367,083,573

Minimum Seller Share (% of Total)                   2.81%

Excess Spread last period (% of Total)              0.13%
----------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number       Principal (GBP)   Arrears (GBP)  By Principal(%)

<1 Month          174,943         12,890,379,092        0                98.71%

> = 1 < 3 Months   2,006          136,777,882       1,172,705             1.05%

> = 3 < 6 Months    382           23,717,325         590,536              0.18%

> = 6 < 9 Months     97           6,292,299          269,648              0.05%

> = 9 < 12 Months    26           1,396,001          83,647               0.01%

> = 12 Months        15            911,680          144,494               0.01%

Total             177,469      13,059,474,279       2,261,030           100.00%
-------------------------------------------------------------------------------

Properties in Possession

---------------------------------------------------------------------------
                           Number         Principal (GBP)    Arrears (GBP)

Total (since inception)      88            4,721,098           204,264
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Properties in Possession                                           41

Number Brought Forward                                             35

Repossessed (Current Month)                                         6

Sold (since inception)                                             47

Sold (current month)                                               12

Sale Price/Last Loan Valuation                                    1.11

Average Time from Possession to Sale (days)                        122

Average Arrears at Sale                                      (GBP)2,060

Average Principal Loss (Since inception)*                     (GBP)421

Average Principal Loss (current month)**                       (GBP)33

MIG Claims Submitted                                                 7

MIG Claims Outstanding                                               0

Average Time from Claim to Payment                                  59
--------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-----------------------------------------------------------------------------
                                            Number         Principal (GBP)

Substituted this period                         0                (GBP)0

Substituted to date (since 26 March 2001)   287,381     (GBP)21,658,382,742
-----------------------------------------------------------------------------

CPR Analysis

-----------------------------------------------------------------------------
                                           Monthly           Annualised

Current Month CPR Rate                       4.87%             45.04%

Previous Month CPR Rate                      4.60%             42.70%
----------------------------------------------------------------------------


----------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                   25.75

Weighted Average Remaining Term (by value) Years               19.83

Average Loan Size                                        (GBP)73,587

Weighted Average LTV (by value)                               74.20%

Weighted Average Indexed LTV (by value)                       59.97%

Fast Track (by value)                                         22.42%
----------------------------------------------------------------------------

Product Breakdown

----------------------------------------------------------------------------
Fixed Rate (by balance)                                       49.69%

Together (by balance)                                         26.33%

Capped (by balance)                                            2.46%

Variable (by balance)                                         20.65%

Tracker (by balance)                                           0.88%

Total                                                         100.0%
----------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                   Number       % of Total       Value (GBP)         % of Total

East Anglia        4,096           2.31%         296,450,066              2.27%

East Midlands      14,280          8.05%         923,304,832              7.07%

Greater London     22,317         12.58%         2,577,940,223           19.74%

North              25,280         14.24%         1,270,686,847            9.73%

North West         26,857         15.13%         1,586,726,125           12.15%

South East         28,253         15.92%         2,750,325,283           21.06%

South West         12,623          7.11%         1,000,355,730            7.66%

Wales              8,630           4.86%         500,177,865              3.83%

West Midlands      13,316          7.50%         905,021,568              6.93%

Yorkshire          21,817         12.29%         1,248,485,741            9.56%

Total             177,469          100%          13,059,474,279           100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                  Number          Value (GBP)        % of Total

0% < 25%                           5,944          229,846,747             1.76%

> = 25% <50%                      22,021         1,494,003,858           11.44%

> = 50% <60%                      14,217         1,157,069,421            8.86%

> = 60% <65%                       8,124         698,681,874              5.35%

> = 65% <70%                       9,412         830,582,564              6.36%

> = 70% <75%                      14,626         1,202,777,581            9.21%

> = 75% <80%                      12,644         1,181,882,422            9.05%

> = 80% <85%                      13,779         1,112,667,209            8.52%

> = 85% <90%                      28,565         1,931,496,246           14.79%

> = 90% <95%                      36,652         2,529,620,168           19.37%

> = 95% <100%                     11,332         683,010,505              5.23%

> = 100%                             153           7,835,685              0.06%

Total                            177,469        13,059,474,279           100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number          Value (GBP)        % of Total

Endowment                         29,770         2,075,150,463           15.89%

Interest Only                     13,761         1,537,100,123           11.77%

Pension Policy                      632          61,379,529               0.47%

Personal Equity Plan               1,307         90,110,373               0.69%

Repayment                         131,999        9,295,733,792           71.18%

Total                             177,469        13,059,474,279         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number          Value (GBP)        % of Total

Full Time                         158,416        11,291,221,462          86.46%

Part Time                          2,260         122,759,058              0.94%

Retired                             454          15,671,369               0.12%

Self Employed                     14,556         1,550,159,597           11.87%

Other                              1,783         79,662,793               0.61%

Total                             177,469        13,059,474,279         100.00%
-------------------------------------------------------------------------------


----------------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.74%

Effective Date of Change                           1 December 2003
----------------------------------------------------------------------

Notes    Granite Mortgages 03-1 plc

-------------------------------------------------------------------------------
                Outstanding           Rating        Reference Rate       Margin
                                Moodys/S&P/Fitch

Series 1

A1                $231,250,000     P-1/A-1+/F1+       1.11%              -0.01%

A2                $1,225,000,000   Aaa/AAA/AAA        1.35%               0.19%

A3**              $300,000,000     Aaa/AAA/AAA         N/A                0.40%

B                  $42,000,000       Aa3/AA/AA        1.59%               0.43%

C                  $56,000,000     Baa2/BBB/BBB       2.61%               1.45%

Series 2

A             (euro)900,000,000    Aaa/AAA/AAA        2.38%               0.24%

B              (euro)62,000,000     Aa3/AA/AA         2.57%               0.43%

C              (euro)94,500,000    Baa2/BBB/BBB       3.59%               1.45%

Series 3

A              (GBP)665,000,000     Aaa/AAA/AAA       4.01%               0.24%

B               (GBP)31,000,000       Aa3/AA/AA       4.20%               0.43%

C               (GBP)41,000,000     Baa2/BBB/BBB      5.22%               1.45%

-------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                 (GBP)97,837,647           3.79%

Class C Notes ((GBP)Equivalent)                 (GBP)137,914,263          5.34%

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                            % of Funding Share

Class B Notes ((GBP)Equivalent)                  (GBP)97,837,647          0.77%

Class C Notes ((GBP)Equivalent)                  (GBP)137,914,263         1.08%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement  (GBP)45,000,000          0.35%

Balance Brought Forward                          (GBP)29,138,843          0.23%

Drawings this Period                                 (GBP)0               0.00%

Excess Spread this Period                         (GBP)1,392,677          0.01%

Funding Reserve Fund Top-up this Period*              (GBP)0              0.00%

Current Balance                                  (GBP)30,531,520          0.24%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Funding Reserve Balance                          (GBP)24,525,584          0.19%

Funding Reserve %                                     0.6%                 NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom